Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 4 DATED APRIL 8, 2008
TO THE PROSPECTUS DATED DECEMBER 19, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 19, 2007, as supplemented by Supplement No. 1, dated January 4, 2008, Supplement No. 2, dated January 31, 2008, and Supplement No. 3, dated March 6, 2008, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering; and

•	our acquisition of Arboleda Apartments in Cedar Park, Texas.

Status of Our Initial Public Offering

As of March 21, 2008, we had received and accepted subscriptions in our offering for 9,903,174 shares of our common stock, or approximately $98,940,000, excluding shares issued under our distribution reinvestment plan.

Acquisition of Arboleda Apartments

On March 31, 2008, we purchased Arboleda Apartments, or the Arboleda property, for a purchase price of $29,250,000, plus closing costs, from an unaffiliated third party. The Arboleda property is a 312-unit garden-style apartment property located in Cedar Park, Texas, a northern suburb of Austin. We purchased the fee interest in the Arboleda property through our wholly owned subsidiary, G&E Apartment REIT Arboleda, LLC, or the Arboleda subsidiary.

Financing and Fees

We financed the purchase price of the Arboleda property through a secured loan of $17,651,000 from PNC ARCS, LLC, or PNC; $11,550,000 in borrowings under a prior loan agreement with Wachovia Bank, National Association, or Wachovia, as disclosed in the prospectus, or the Wachovia loan; and $1,300,000 from funds raised through this offering. We paid an acquisition fee of $878,000, or 3.0% of the purchase price, to our advisor and its affiliate.

On March 31, 2008, we, through the Arboleda subsidiary, entered into a secured loan, or the Arboleda loan, with PNC. The Arboleda loan is evidenced by a promissory note, or the Arboleda note, in the principal amount of $17,651,000. The Arboleda note is secured by a Multifamily Deed of Trust, Assignment of Rents and Security Agreement and Fixture Filing on the Arboleda property. The Arboleda loan matures on April 1, 2015 and bears interest at a rate of 5.36% per annum. The Arboleda loan provides for monthly interest-only payments beginning on May 1, 2008 through April 1, 2010. Commencing May 1, 2010, through and including April 1, 2015, the Arboleda loan requires monthly principal and interest payments. If any monthly installment that is due is not received by the lender on or before the 10th day of each month, the loan provides for a late charge equal to 5.0% of such monthly installment. In the event of default, the Arboleda loan also provides for a default interest rate of 9.36%, or the maximum interest rate permitted by applicable law. The Arboleda loan may be prepaid in whole, but not in part, subject to a prepayment premium. In the event of prepayment, the prepayment premium to be paid shall be the greater of: (a) 1.0% of the amount of principal being prepaid, or (b) an amount calculated pursuant to the formula set forth in the Arboleda note. The Arboleda loan documents contain customary representations, warranties, covenants and indemnities.

On March 31, 2008, we executed a Second Amendment to and Waiver of Loan Agreement with Wachovia, or the Wachovia amendment, and an Amended and Restated Promissory Note and Grubb & Ellis Apartment REIT Holdings, L.P., our operating partnership, executed a Second Amended and Restated Pledge Agreement to pledge its membership interest in the Arboleda subsidiary in connection with the $11,550,000 in borrowings under the Wachovia loan. The material terms of the Wachovia amendment temporarily extends the aggregate principal amount available under the Wachovia loan to $16,250,000, until the amount of the overage advanced, as defined in the Wachovia amendment, has been repaid in full.

Description of the Property

The Arboleda property is a garden-style apartment community which consists of 13 two and three-story residential buildings, as well as a clubhouse containing a business center, on approximately 17.5 acres in Cedar Park, Texas. Construction of the property was completed in May 2007. The property contains approximately 251,000 rentable square feet and the average unit size is 803 square feet. The property contains 96 one-bedroom, one-bathroom units (650 square feet), 72 one-bedroom, one-bathroom units (717 square feet), 12 one-bedroom, one-bathroom with den unit (726 square feet), 76 two-bedroom, two-bathroom units (900 square feet), 44 two-bedroom, two-bathroom units (1,105 square feet) and 12 three-bedroom, two-bathroom units (1,230 square feet). As of March 2008, the property had an average rent of $860 per unit. The leased space is residential with leases generally ranging from an initial term of 6 to 12 months. As of January 2008, the Arboleda property was approximately 93.0% leased. Although there are no immediate plans to increase rents at the property, we will opportunistically increase rents in the future.

The buildings are wood-framed with exteriors consisting of stucco and hardiplank, with stone accents. All buildings have pitched roofs with composition shingles. The property has a parking ratio of 1.7 spaces per unit. 48 of its 536 parking spaces are in detached garages that rent for $100 a month. Additional property amenities include controlled access, a swimming pool, a barbecue area with grills, a clubhouse and business and fitness centers. All units have full size washer/dryer connections.

Interior features include track lighting, ceiling fans, exterior storage, mini-blinds, crown molding, garden tubs and French doors in select units, walk-in closets, nine-foot ceilings and built-in microwave ovens. All apartment units have either an exterior balcony or a patio. Electricity, cable and Internet are all paid by residents, while the property bills its water/sewer expense back to residents.

Cedar Park, Texas is a northern suburb of Austin, and has a population of approximately 52,000, which represents a growth of 93.3% between 2000 and 2006. The completion of the 183-A Toll Road has improved access from Cedar Park to other areas of Austin and spurred economic development in the area. The Arboleda property is diagonally across from 1890 Ranch, an approximately 900,000 square foot retail center whose first phase was recently completed, and Cedar Park Regional Medical Center, which opened in December 2007. The Arboleda property is also across from the site of a proposed new city hall.

Austin had an average residential vacancy rate of 6.6% in the fourth quarter of 2007 versus 7.2% one year prior. According to the REIS Observer, a publication of REIS, Inc., a provider of research on commercial and real estate markets throughout the nation, or REIS, effective rent growth in Austin is estimated to be 6.1% for 2007 and effective rent growth is forecasted between 3.2% and 4.5% from 2008 through 2012. As of the fourth quarter of 2007, the overall average rent in Austin was $834, reflecting a 5.4% increase over the year-ago average rent of $791. According to REIS, the average Cedar Park submarket vacancy is estimated to be 7.7% in the fourth quarter of 2007, with vacancy forecasted between 8.6% and 9.2% by 2012. REIS estimates effective rent growth in the Cedar Park submarket was 5.9% in 2007 and forecasts rent growth increasing from 3.6% in 2008 to 4.0% in 2012. As of the fourth quarter of 2007, the overall average rent in the Cedar Park submarket was $816, reflecting a 5.4% increase over the year-ago average rent of $774.

The Arboleda property generally competes with four other similar residential properties: Colonial Grand at Silverado Reserve, Silverado at Bushy Creek, Riverton and Altea. All of these properties have similar amenities to those found at the Arboleda property. In order to compete well with these properties, management will continue to maintain the Arboleda property to the highest physical standards, actively market the property and focus on maintaining high levels of customer service. We anticipate that this strategy, along with the strong demand for housing, should keep the Arboleda property competitive in the market.

Carbon-Thompson Management, an unaffiliated third party, manages the property directly through a subcontract with Grubb & Ellis Residential Management, Inc., or Residential Management. We pay Residential Management 4.0% of the monthly gross cash receipts generated by the Arboleda property, 3.5% of which is re-allowed to Carbon-Thompson Management.

We currently have no plans for renovating, developing or expanding the Arboleda property. In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained a Property Condition Report and are generally satisfied with its conclusions.

For federal income tax purposes, the depreciable basis in the Arboleda property will be approximately $24.5 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings and land improvements based upon estimated useful lives of 27.5 and 15 years, respectively. Real estate taxes on the property for 2007 were $295,000, at a rate of 2.45%.